January 21, 2021

Joshua Shainess,
Special Counsel,
Securities and Exchange Commission,
Office of Mergers and Acquisitions,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:
Navistar International Corporation
Responses to Comments on Schedule 13E-3 filed by Navistar
International Corporation; TRATON SE; Volkswagen AG;
Dusk Inc.; and TRATON US Inc.
on December 22, 2020 (File No. 005-39182)

Responses to Comments on the Preliminary Proxy Statement
on Schedule 14A filed by Navistar International Corporation
on December 22, 2020 (File No. 001-09618)

Dear Mr. Shainess:

On behalf of Navistar International Corporation (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to (1) the Schedule 13E-3 filed by the Company, TRATON SE, Volkswagen AG, Dusk Inc. and TRATON US Inc. (the “Schedule 13E-3”) and (2) the Preliminary Proxy Statement on Schedule 14A filed by the Company (the “Proxy Statement”), each filed with the Commission on December 22, 2020 contained in the Staff’s letter dated January 14, 2021 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter.  For your convenience, we have set out the text of each of the comments from the Comment Letter in bold text followed by our response.

Securities and Exchange Commission January 21, 2021	-2-

In connection with this letter, we intend to file an amendment to the Proxy Statement (“Amendment No. 1”) and to the Schedule 13E-3, on the date hereof.  Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in the Proxy Statement.

General

1.	Please revise to include the “Special Factors” disclosure at the front of the disclosure document in accordance with Rule 13e-3(e).
Response:  The Company acknowledges the Staff’s comment and has moved the “Special Factors” disclosure to the front of the Amendment No. 1, so that the “Special Factors” disclosure now begins on page 24 of Amendment No. 1.

Purchaser Group Members’ Purposes and Reasons for the Merger, page 50

2.
We note your disclosure that the Purchaser Group Members “have undertaken to pursue the transaction at this time in light of the opportunities they perceive to enhance Parent’s financial performance and competitive position…” This justification for pursuing the merger appears to have been generally applicable in recent years.  Please state with specificity why the Purchaser Group Members determined to pursue this transaction now as opposed to at any other time.  Refer to Item 1013(c) of Regulation M-A.

Response:  The Company acknowledges the Staff’s comment and has revised page 24 of Amendment No. 1 to provide a clarification of the Purchaser Group Members’ determination to pursue the merger at this time.

3.
We are unable to locate the table referenced on page 51 setting forth the direct and indirect interests in the Company’s net book value per share and net earnings of Parent before and after the Merger.  Please advise or revise.

Response:  The Company acknowledges the Staff’s comment and has revised page 25 of Amendment No. 1 to remove reference to the table, and provide a summary of direct and indirect interests in the Company’s net book value per share and net earnings of Parent before and after the Merger.

Securities and Exchange Commission January 21, 2021	-3-

Background of the Merger, page 69

4.
Refer to the discussion on page 73 regarding the February 25, 2020 meeting, where Mr. Borst presented, and the Board discussed, a report on synergy opportunities from a potential business combination between the Company and TRATON.  Please summarize this report in the proxy statement or supplementally advise us of why a summary is not required under Item 1015 of Regulation M-A.

Response:  The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on page 61 to provide a summary of the synergy assessment discussed at the February 25, 2020 meeting.

5.
Revise to provide additional background on how the Icahn Stockholders and MHR Stockholders determined to support the proposed Merger, and disclose any involvement by the Company in the negotiation of the respective Voting Agreements.

Response:  The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on page 66 to provide additional background information as to how the Icahn Stockholders and MHR Stockholders determined to support the proposed Merger.  Additionally, the Company has revised page 66 of Amendment No. 1 to include a discussion of involvement of the Company in the negotiations with MHR stockholders and Icahn stockholders.

Reasons for the Merger; Recommendation of the Company’s Board of Directors, page 83

6.
Note that under General Instruction E to Schedule 13E-3, negative responses to any disclosure requirements imposed under Item 7 must be disclosed.  Please provide the disclosure required by Item 1014(c), (d), and (e).

Response:  The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on pages 71, 72, and 196 to include the disclosures required by Item 1014(c), (d) and (e).

Securities and Exchange Commission January 21, 2021	-4-

7.
The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail.  See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).  Please revise this section to either include the factors described in clauses (i) through (vi) of Instruction 2 to Item 1014 or explain why the Board did not deem such factors material or relevant.

Response:  The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on page 73 to include a description of the factors described in clauses (i) through (vi) of Instruction 2 to Item 1014.

8.
Revise to explain how the Board considered the provision in the Merger Agreement preventing the Company from participating in discussions with, or otherwise cooperating in any effort by, any third party seeking to make a separate acquisition proposal.

Response:  The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on page 72 to include a more robust description of the Board’s consideration of the non-solicitation restrictions in the Merger Agreement.

In addition, with respect to offers for a potential acquisition of the Company by third parties, the Company respectfully refers the Staff to the disclosures relating to the Board’s consideration of (i) the fact that after the Company issued a press release publicly confirming TRATON’s initial $35.00 per share proposal in January 2020, the Company did not receive any inquiries from any other parties relating to a potential acquisition of the Company, as disclosed on page 70 of Amendment No. 1 under the title “Potential Positive Factors; Value Relative to Other Strategic Alternatives,” and (ii) the possibility that the Company may be required to pay TRATON the Termination Fee under certain circumstances following termination of the Merger Agreement, including if the Board changes its recommendation in light of an Intervening Event or terminates the Merger Agreement to accept a Superior Proposal, which, while as a percentage of the equity value of the Company is within a customary range for similar transactions, may discourage other parties that otherwise might have an interest in a business combination with, or an acquisition of, the Company or may reduce the price offered by such other parties in a competing bid, as disclosed on page 72 of Amendment No. 1 under the title “Potential Negative Factors.”

Securities and Exchange Commission January 21, 2021	-5-

Opinions of the Financial Advisors to the Company, page 88

9.	Revise to explain why the Company retained two separate financial advisors in connection with the Merger.
Response:  The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on page 73 to include a brief explanation of why the Company retained two financial advisors.

Certain Company Forecasts, page 97

10.
With respect to your summary of the Base Case and Upside Case management projections, disclosure on page 102 indicates that such projections were formulated or presented in November 2020.  However, earlier disclosure, including on page 97, states that the Company provided these projections to the financial advisors in October 2020.  Please revise to clarify.  If separate sets of projections were formulated in October and November, please revise to disclose the required summary for each.

Response:  The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on page 81 to clarify the minor differences between Base Case and Upside Case management projections presented to the Board in October 2020 and November 2020.

11.
Remove the disclaimer on page 98 that shareholders should not infer that any of the management projections were considered material by the Board.  In this respect, we note that the Board listed as a factor supporting its fairness determination the receipt of the fairness opinions, and such fairness opinions relied in part upon the management projections.

Response:  The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on page 81 to remove the disclaimer.

Securities and Exchange Commission January 21, 2021	-6-

Financing of the Merger, page 103

12.
We note that Volkswagen International Luxemburg S.A. has agreed to provide Parent an unsecured committed loan in order to finance the transaction.  With a view toward revised disclosure, please advise us of the existence of any material conditions to this financing arrangement.

Response:  The Company acknowledges the Staff’s comment and has revised Amendment No. 1 on pages 85 and 86 to disclose the material conditions to this financing arrangement.

13.	Refer to our last comment above. Please file the loan agreement as an exhibit to the Schedule 13E-3. Refer to Item 16 of Schedule 13E-3 and Item 1016(b) of Regulation M-A.
Response:  The Company acknowledges the Staff’s comment and has added the loan agreement as Exhibit (b)(1) in the amendment to the Schedule 13E-3.

*      *      *

We hope that the foregoing, and the revisions to the Proxy Statement and Schedule 13E-3, have been responsive to the Staff’s comment.  Please direct any questions or comments regarding this letter to me at (212) 558-4682 or croftons@sullcrom.com.

Securities and Exchange Commission January 21, 2021	-7-

Very truly yours,

/s/ Scott B. Crofton
Scott B. Crofton

cc:	Curt A. Kramer
(Navistar International Corporation)

Francis J. Aquila
(Sullivan & Cromwell LLP)

George R. Bason, Jr.
(Davis Polk & Wardwell LLP)